                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 SHONEY'S, INC.
                                 --------------
                                (Name of issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                         -----------------------------
                         (Title of class of securities)

                                   825039100
                                --------------
                                (CUSIP Number)

                           MR. RAYMOND D. SCHOENBAUM
                             1640 POWERS FERRY ROAD
                            BUILDING TWO, SUITE 100
                          MARIETTA, GEORGIA 30067-6050
                                 (770) 612-2456
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                            MR. JOHN D. CAPERS, JR.
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA  30303-1763

                                 JUNE 2, 1997
                                --------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              Page 1 of 11 Pages
                            Exhibit Index on Page 8

CUSIP NO. 825039100

1. NAME OF REPORTING PERSON
   S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            BETTY J. SCHOENBAUM
            ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                              (b)  [_]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

            PF, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

   NUMBER OF        7.  SOLE VOTING POWER         2,703,388
      SHARES
BENEFICIALLY        8.  SHARED VOTING POWER         691,092
    OWNED BY
        EACH        9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
      PERSON
        WITH       10.  SHARED DISPOSITIVE POWER    691,092

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            3,394,480

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.0% (BASED ON 48,551,609 SHARES OUTSTANDING ON MARCH 28, 1997)

14. TYPE OF REPORTING PERSON*

            IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 11 Pages
                            Exhibit Index on Page 8

CUSIP NO. 825039100

1. NAME OF REPORTING PERSON
   S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            RAYMOND D. SCHOENBAUM
            ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                              (b)  [_]
3. SEC USE ONLY

4.SOURCE OF FUNDS*

            PF, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

   NUMBER OF             7.  SOLE VOTING POWER         272,311
      SHARES
BENEFICIALLY             8.  SHARED VOTING POWER       235,750
    OWNED BY
        EACH             9.  SOLE DISPOSITIVE POWER    272,311
   REPORTING
      PERSON
        WITH            10.  SHARED DISPOSITIVE POWER  235,750

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            508,061

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                [X]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.0% (BASED ON 48,551,609 SHARES OUTSTANDING ON MARCH 28, 1997)

14. TYPE OF REPORTING PERSON*

            IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 11 Pages
                            Exhibit Index on Page 8

CUSIP NO. 825039100

1. NAME OF REPORTING PERSON
   S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            SCHOENBAUM CORPORATION
            88-0354486

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                              (b)  [_]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

            PF, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

            NEVADA, U.S.A.

   NUMBER OF            7.  SOLE VOTING POWER         2,703,388
      SHARES
BENEFICIALLY            8.  SHARED VOTING POWER             -0-
    OWNED BY
        EACH            9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
      PERSON
        WITH           10.  SHARED DISPOSITIVE POWER        -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,703,388

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6% (BASED ON 48,551,609 SHARES OUTSTANDING ON MARCH 28, 1997)

14. TYPE OF REPORTING PERSON*

            CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 4 of 11 Pages
                            Exhibit Index on Page 8

CUSIP NO. 825039100

1. NAME OF REPORTING PERSON
   S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            SCHOENBAUM VENTURES L.P.
            88-0328974

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                              (b)  [_]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

            PF, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

            NEVADA, U.S.A.

   NUMBER OF            7.  SOLE VOTING POWER         2,703,388
      SHARES
BENEFICIALLY            8.  SHARED VOTING POWER             -0-
    OWNED BY
        EACH            9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
      PERSON
        WITH           10.  SHARED DISPOSITIVE POWER        -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,703,388

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6% (BASED ON 48,551,609 SHARES OUTSTANDING ON MARCH 28, 1997)

14. TYPE OF REPORTING PERSON*

            PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 5 of 11 Pages
                            Exhibit Index on Page 8

ITEM 4.  PURPOSE OF TRANSACTION.

       As indicated in a Schedule 13D filed by Betty J. Schoenbaum, Raymond D. Schoenbaum, Schoenbaum Corporation and Schoenbaum Ventures L.P. (the "Reporting Persons") on April 25, 1997, the Reporting Persons have been disappointed with the performance of Shoney's, Inc. (the "Issuer") and the Issuer's stock price in recent years. As a result, the Reporting Persons are continuing to evaluate various possible alternatives with respect to their investment in the Issuer.

       Based on the Reporting Persons' review of the Issuer thus far, the Reporting Persons believe that the Issuer is at a critical juncture and that the actions to be taken by the Issuer's Board of Directors (the "Board") to address the current situation will play a crucial role in determining the Issuer's future. For this reason, Raymond D. Schoenbaum, on behalf of the Reporting Persons, requested by letter to the Board dated June 2, 1997 that he be allowed to address the next meeting of the Board in mid-June. By that time, the Reporting Persons expect to be far enough along in their evaluation process to present the Board with some concrete alternatives for addressing the Issuer's current problems. The Reporting Persons believe that this exchange of information and ideas will be very useful to the Board as it gathers information and formulates a plan to address the Issuer's situation in a manner which is beneficial to all of the Issuer's shareholders.

       Although Raymond D. Schoenbaum has requested to meet with the Board, at this time, no course of action has presently been decided upon. The Reporting Persons are still considering, among other things, (i) holding discussions with third parties or with members of the management or the Board in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or business of the Issuer as a means of enhancing shareholder value, (ii) seeking the removal of certain or all of the members of the Board, (iii) nominating their own candidates to be elected to the Board, (iv) proposing changes in the management of the Issuer, or (v) acquiring additional shares of the Issuer. Except as set forth herein, the Reporting Persons have not, at this time, decided upon any plans or proposals which relate to or would result in (i) the acquisition or disposition by any person of securities of the Issuer, (ii) any extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) any sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any material change in the Issuer's business or corporate structure, (vii) any changes in the Issuer's charter or by-laws which may impede the acquisition or control of the Issuer by any person, (viii) the Common Stock being delisted or becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act, or (ix) any action similar to any of those enumerated above. Nevertheless, the Reporting Persons reserve the right to take any and all actions with respect to the Issuer or its equity securities as may be permitted by law.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.     Joint Filing Agreement (Pursuant to Rule 13d-1(f))

2. Letter to the Board of Directors of the Issuer from Raymond D. Schoenbaum dated June 2, 1997

                              Page 6 of 11 Pages
                            Exhibit Index on Page 8

                                   SIGNATURE
                                   ---------


       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 1997

                                                     *
                                       ----------------------------------------
                                       Betty J. Schoenbaum


                                       /s/  Raymond D. Schoenbaum
                                       ----------------------------------------
                                       Raymond D. Schoenbaum


                                       Schoenbaum Corporation


                                       By:           *
                                           ------------------------------------
                                           Betty J. Schoenbaum,
                                           President


                                       Schoenbaum Ventures L.P.


                                       By: Schoenbaum Corporation,
                                           General Partner


                                           By:              *
                                               --------------------------------
                                               Betty J. Schoenbaum,
                                               President



* By: /s/  Raymond D. Schoenbaum
      --------------------------
      Raymond D. Schoenbaum, pursuant to
      the Joint Filing Agreement dated
      April 25, 1997

                              Page 7 of 11 Pages
                            Exhibit Index on Page 8

                                 EXHIBIT INDEX
                                 -------------


     Exhibit       Description
     -------       -----------

        1.         Joint Filing Agreement (Pursuant to Rule 13d-1(f))

        2. Letter to the Board of Directors of Shoney's, Inc. from Raymond D. Schoenbaum dated June 2, 1997

                              Page 8 of 11 Pages
                            Exhibit Index on Page 8